SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 18, 2014

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated November 17, 2014, entitled “Syneron Candela Expands Capabilities of UltraShape Non-Invasive Fat Destruction Platform, Receives FDA Clearance for the New U-Sculpt Transducer and Enhanced Ultrasound Power”.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250), on January 15, 2010 (Registration No. 333-164351), and on December 9, 2013 (Registration No. 333-192729).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

Date: November 18, 2014

Syneron Candela Expands Capabilities of UltraShape Non-Invasive Fat Destruction Platform,
Receives FDA Clearance for the New U-Sculpt Transducer and Enhanced Ultrasound Power

FDA cleared U-Sculpt compact transducer is optimized for treatment of fat pockets of any shape and size.

FDA cleared 25% power increase of V3.1 platform for both U-Sculpt and VDF transducers.

Wayland, MA November 17, 2014 – Syneron Medical Ltd. (NASDAQ:ELOS), a leading global aesthetic device company, announced today the US Food and Drug Administration (FDA) clearance of the U-Sculpt™ transducer for its UltraShape™ non-invasive fat destruction platform. The FDA also cleared the V3.1 platform for 25% increase in Ultrasound power in the new U-sculpt transducer and the previously cleared larger VDF transducer. This 25% power enhancement is designed to increase the efficacy of treatment and improve both the user experience and patient comfort.

The UltraShape System is a non-invasive body shaping treatment that uses pulsed focused ultrasound energy to precisely target subcutaneous fat, while keeping the surrounding tissue, vasculature, nerves and muscles intact. UltraShape uses a pure mechanical effect to destroy fat cells without inducing thermal damage.

With this new clearance, the UltraShape system is now available with two transducers, the currently cleared VDF transducer as well as the new U-Sculpt transducer. The new U-Sculpt transducer is smaller and 50% lighter than the existing full-size VDF transducer, it is ergonomically designed to treat any shape and size of fat pockets and is easily interchangeable with the full-size VDF transducer during treatment sessions. With the new FDA clearance the VDF transducer can be operated in two energy density levels and utilizes four available treatment modes.

“As a long time and satisfied UltraShape user, I find the new U-Sculpt transducer a great enhancement to our treatments," commented Christopher Inglefield BSc, FRCS, a Plastic Surgeon in London UK. “The U-Sculpt transducer gives me the flexibility to fully customize the treatment of small pockets of fat in any areas.  In my practice, 98% of patients reported satisfaction with the UltraShape procedure confirming that it is meeting patient expectations and the high demand for comfortable, safe and effective non-invasive fat reduction treatments.”

“UltraShape is already showing remarkable success in the US since we initiated its controlled launch several months ago,” stated Amit Meridor, CEO of Syneron Candela, “We are confident that the FDA clearance of U-Sculpt and enhanced power of both transducers provide additional significant features to the UltraShape platform and will further enhance the business opportunity of our UltraShape doctor partners”

About Syneron
Syneron Medical Ltd. is a leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint.  The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, improving the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under three distinct brands, Syneron, Candela and CoolTouch.

Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the U.S.  The company markets, services and supports its products in 86 countries.  It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

For additional information, please visit http://www.syneron-candela.com.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements include the expectations, plans and prospects for the Company, including potential clinical successes, market acceptance of new products, and projected revenues, margins, earnings and market shares. The statements made by the Company are based upon management's current expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include  the risk factors and other cautionary statements described in the Company's filings with the SEC, including those described in the Company's most recent Annual Report on Form 20-F, and in the filings that Syneron Medical makes with the SEC, and other factors beyond the Company's control. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.'s actual results, performance or achievements may vary materially from those expressed or implied by these forward-looking statements.  These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.'s views as of any date after the date of this document. The Company does not intend to update these statements and undertakes no duty to any person to provide any such update under any circumstance.

Additional information can be found at www.syneron-candela.com

Contacts:

Zack Kubow, The Ruth Group zkubow@theruthgroup.com, 646-536-7020
Hugo Goldman, Chief Financial Officer, Syneron Hugo.Goldman@syneron.com
Syneron Medical Public Relations pr@syneron.com